

October 6, 2010

<u>via U.S. mail and facsimile</u>

Aris Giannopoulos, President
Omega Water Corp.
10624 South Eastern Ave., Suite A – 786
Henderson, NV 89052

> **Re: Omega Water Corporation**
> **Registration Statement on Form S-1, Amendment 3**
> **Filed September 17, 2010**
> **File No. 333-164245**

Dear Mr. Giannopoulos:

We have reviewed amendment three of your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 5</u>

1. Please remove the last sentences of the second and third risk factors on page seven. The statement that you are generally not subject to any special regulatory requirements is inconsistent with the disclosure in these risk factors that your business is subject to many regulations, compliance may increase the costs of your business, and that non-compliance is costly.

<u>Executive Compensation, page 22</u>

2. We reissue comment 11 of our letter dated September 7, 2010. Please add disclosure, confirming that the valuation included in the table was calculated in accordance with FASB 718, i.e. the grant date fair value.

Financial Statements
General

3. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas E. Puzzo, Esq.
        Facsimile: (206) 260-0111